UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 2 to
SCHEDULE TO
(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

VIRTUALSCOPICS, INC.
(Name of Subject Company (Issuer) and Name of Filing Person (Offeror))

Stock Options to purchase Common Stock, par value $0.001 per share,  granted under the:

VirtualScopics, Inc. 2006 Long-Term Incentive Plan
VirtualScopics, Inc. 2005 Long-Term Incentive Plan
VirtualScopics, Inc. 2001 Long-Term Incentive Plan

and

Stock Options to purchase Common Stock, par value $0.001 per share, granted pursuant to a one-time option grant to Robert Klimasewski

(Title of Class of Securities)

928269109

(CUSIP Number of Class of Securities Underlying Options to Purchase Common Stock)

Molly Henderson
VirtualScopics, Inc.
Chief Business and Financial Officer
500 Linden Oaks,
Rochester, New York 14625
(585) 249-6231
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications on Behalf of Filing Person)

With a copy to:

Gregory W. Gribben, Esq.
Woods Oviatt Gilman, LLP
700 Crossroads Building
Rochester, New York 14614
(585) 987-2800
Facsimile: (585) 454-3968

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
$6,068,337*	$338.61**

*
Calculated solely for purposes of determining the filing fee. This amount is based on the Black-Scholes option valuation model, and assumes that all outstanding options eligible for tender covering an aggregate of 3,410,782 shares of the common stock of VirtualScopics, Inc., which is the maximum number of shares subject to stock options eligible to be exchanged pursuant to this offer.

**
The amount of the filing fee equals $55.80 per $1,000,000 of transaction valuation. The transaction valuation set forth above was calculated for the sole purpose of determining the filing fee, and should not be used or relied upon for any other purpose.

☒
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $338.61	Filing Party: VirtualScopics, Inc.

Form or Registration No.: 005-82802	Date Filed: October 5, 2009

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	Third-party tender offer subject to Rule 14d-1.

☒	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Amendment No. 2 (this “Amendment No. 2”) amends the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed by VirtualScopics, Inc., a Delaware corporation (the “Company”), with the Securities and Exchange Commission (the “SEC”) on October 5, 2009, as amended by Amendment No. 1 to Schedule TO filed by the Company with the SEC on October 26, 2009 (“Amendment No. 1”), relating to the offering to our current U.S. employees and directors who hold options under the Company’s 2001 Long Term Incentive (the “2001 Plan”), 2005 Long Term Incentive (the “2005 Plan”) or 2006 Long Term Incentive (the “2006 Plan”) and a one-time out-of-plan grant from November 2005 (the “Out-of-Plan Grant,” and together with the 2001 Plan, 2005 Plan and 2006 Plan, collectively, the “Plans”), the right to exchange (the “Option Exchange Program”) certain of such options for new options with a strike price more closely aligned with the Company’s current market price per share.

The Eligible Options may be exchanged pursuant to the terms and subject to the conditions set forth in: (i) the Offer to Exchange Outstanding Stock Options for New Stock Options, dated October 5, 2009, as amended October 26, 2009 (the “Offering Memorandum”), (ii) the related e-mails to all eligible option holders from Nancy Volkmuth, dated October 5, 2009, and October 26, 2009, respectively, (iii) the Letter of Transmittal and (iv) the Withdrawal Form (collectively, the “Offer Documents”).  The Offer Documents were initially filed with the Schedule TO as exhibits (a)(1)(A), (a)(1)(B), (a)(1)(C) and (a)(1)(D), respectively.

Please note that the e-mail from Nancy Volkmuth dated October 26, 2009, and amended versions of the Offering Memorandum, the Letter of Transmittal and the Withdrawal Form were each improperly included as part of the Schedule TO-I/A with Amendment No. 1, instead of being identified and filed as separate Exhibits (a)(1)(G), (a)(1)(A), (a)(1)(C) and (a)(1)(D), respectively, thereto.  We hereby amend that clerical error by properly filing the Offering Memorandum, the Letter of Transmittal, the Withdrawal Form and the related e-mail from Nancy Volkmuth dated October 26, 2009, as Exhibits (a)(1)(A), (a)(1)(C), (a)(1)(D) and (a)(1)(G), respectively, with this Amendment No. 2.

The information in the Offer Documents, including all schedules and annexes thereto, is hereby expressly incorporated into this Amendment by reference to all of the applicable items in Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

ITEM 12.	EXHIBITS.

Item 12 of the Schedule TO is amended to add the following exhibits:

(a)(1)(A)	Offer to Exchange Outstanding Stock Options for New Stock Options dated October 5, 2009, as amended October 26, 2009.

(a)(1)(C)	Letter of Transmittal, as amended October 26, 2009.

(a)(1)(D)	Withdrawal Form, as amended October 26, 2009.

(a)(1)(G)	Follow-up email from Nancy Volkmuth to eligible option holders dated October 26, 2009.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 to Schedule TO is true, complete and correct.

Dated:    October 27, 2009

VIRTUALSCOPICS, INC.

By:	/s/ Molly Henderson

Name:	Molly Henderson

Title:	Chief Business and Financial Officer

EXHIBIT INDEX

Exhibit Number	Description

99(a)(1)(A)	Offer to Exchange Outstanding Stock Options for New Stock Options dated October 5, 2009, as amended October 26, 2009.

99(a)(1)(B)	Email from Nancy Volkmuth to eligible option holders.

99(a)(1)(C)	Letter of Transmittal, as amended October 26, 2009.

99(a)(1)(D)	Withdrawal Form, as amended October 26, 2009.

99(a)(1)(E)	VirtualScopics, Inc.’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008 (filed with the Securities and Exchange Commission on March 19, 2009 and incorporated herein by reference)

99(a)(1)(F)
VirtualScopics, Inc.’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2009 (filed with the Securities and Exchange Commission on August 12, 2009, as amended and incorporated herein by reference)

99(a)(1)(G)	Follow-up email from Nancy Volkmuth to eligible option holders dated October 26, 2009.
99(b)	Not applicable.

99(d)(1)(A)
VirtualScopics, Inc. Amended and Restated 2006 Long-Term Incentive Plan (filed with the Securities and Exchange Commission on April 10, 2009, as Appendix B to VirtualScopics, Inc. Proxy Statement on Schedule 14A, and incorporated herein by reference).

99(d)(1)(B)
VirtualScopics, Inc. 2005 Long-Term Incentive Plan (filed with the Securities and Exchange Commission on November 14, 2005 as Exhibit 10.1 to VirtualScopics, Inc. Report on Form 8-K, and incorporated herein by reference).

99(d)(1)(C)	VirtualScopics, Inc. 2001 Long-Term Incentive Plan.

99(d)(1)(D)
Option Agreements with Robert Klimasewski dated November 5, 2005 (filed with the Securities and Exchange Commission on May 2, 2006, as Exhibit 10.18 to the VirtualScopics, Inc. Registration Statement on Form SB-2).

99(g)	Not applicable.

99(h)	Not applicable.